UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐    SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Quadrant Biosciences Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3417864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

505 Irving Avenue, Suite 3100AB

Syracuse, New York

 (Full mailing address of principal executive offices)

(315) 614-2325

(Issuer’s telephone number, including area code)

In this report, the terms “Quadrant”, “the company”, “we”, “us” and “our” refer to Quadrant Biosciences Inc. and its consolidated subsidiaries.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Overview

The company was incorporated in Delaware on March 13, 2015 as Motion Intelligence Inc. On August 6, 2015, Motion Intelligence LLC, a New York limited liability company merged into Motion Intelligence Inc. The company changed its name to Quadrant Biosciences Inc. on September 7, 2017.

Quadrant is a biotechnology company focused on the research, development and implementation of molecular diagnostics, therapeutics and related products and services.

The company was founded to improve lives through the development of more accurate and timely diagnostics for large-scale health issues; these include Autism Spectrum Disorder, Parkinson’s disease, mild-Traumatic Brain Injuries (or concussion injuries), and most recently SARS-CoV-2 infections. In addition to these conditions, the company is actively engaged in proprietary research and development efforts related to other chronic, degenerative and developmental diseases and disorders.

The company operates primarily in the United States. Markets served include the healthcare, educational institution, laboratory services and sports management fields. The company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Due to the pandemic in 2020, the company pivoted from its principal focus on the development and commercialization of epigenetic diagnostic tests and developed COVID-19 diagnostic products, including an individual diagnostic test for which it obtained a Food and Drug Administration (“FDA”) emergency use authorization (“EUA”) in September 2020. The company’s 2020 financial revenues relate to its epigenetic diagnostic tests (Clarifi ASD and the ClearEdge® Brain Health Toolkit), while the 2021 revenues are primarily derived from its COVID-19 products and services.

Prior to the commencement of our COVID-19 related work, the company had sold two products, Clarifi ASD and the ClearEdge Toolkit.

•	Clarifi ASD is a molecular diagnostic aid that provides clinicians with objective support for earlier diagnosis of Autism Spectrum Disorder, when treatment is most effective. While regulators approved Clarifi ASD as a Laboratory Developed Test pursuant to CLIA in November 2019, many of the company’s resources were subsequently diverted toward COVID-19 initiatives; as expected, sales of Clarifi ASD have been limited. During the pandemic, the company continued to pursue several strategic initiatives related to Clarifi ASD, including (i) application the FDA’s Breakthrough Device Program for medical devices that “provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions” (designation granted in April 2021) and (ii) ongoing implementation of the company’s insurance reimbursement strategy. Recent milestones for the company’s insurance reimbursement strategy include: issuance of a unique Current Procedural Terminology (“CPT®”) Proprietary Laboratory Analyses (“PLA”) code for Clarifi ASD by the American Medical Association, and; establishment of a payment rate of $1,755 for Clarifi ASD by the Centers for Medicare and Medicaid Services (“CMS”).

•	The ClearEdge Toolkit is a suite of tests and assessments healthcare providers use to measure and track a patient’s balance and cognitive reaction time. The ClearEdge Toolkit consists of a cognitive reaction time module which is a Class II medical device licensed from Anthrotronix, and a balance module, which initially was sold as a Class I medical device. An improved version of the balance module subsequently was cleared by the FDA as a Class II medical device in October 2019. Due to limited clinical demand for the product and the company’s increased focus on molecular diagnostics, sale of the ClearEdge Toolkit was discontinued in late 2020, and the product will no longer be operational by the end of 2021.

In addition to their commercialized products, the company is also developing a molecular analysis platform for mild traumatic brain injury (“mTBI”) called Clarifi mTBI. Clarifi mTBI provides both diagnostic capabilities for mTBI, as well as a prognostic indicator for persistent post-concussion symptoms (“PPCS”). In September of 2020, the company received a $2.3 million Small Business Technology Transfer (“STTR”) grant from the National Institute of Health (“NIH”) to develop a saliva-based diagnostic for concussions. Five research sites around the country are funded by this grant to collect additional data for Clarifi mTBI which will support future regulatory submissions. In addition to the company’s NIH funding, Clarifi mTBI was also selected by the Technical and Business Assistance (“TABA”) Needs Assessment Program. The TABA Program evaluates a product’s go-to-market potential and is exclusive to NIH grant recipients. The company received a final report detailing an optimal commercialization strategy in July of 2021. Currently, the company is pursuing additional research sites, and well as gathering clinical utility data to help influence payor coverage and clinical adoption.

The company’s COVID-19 related work includes as follows:

•	Test Kits for CLIA Laboratory Use: Producing the “Clarifi COVID-19 Test Kit” a non-invasive and easy to administer saliva swab that determines the presence or absence of SARS-CoV-2 viral RNA. For the Clarifi COVID-19 Test Kit the company receives revenue both from the sale of the kits as well as product assembly services as such services are requested by its customers;

•	Community/Municipal Wastewater Surveillance: Performing tests on municipal wastewater samples for SARS-CoV-2, principally in New York State;

•	Clinical COVID-19 Screening and Diagnostic Testing: Through its two CLIA/CLEP laboratories (described below), the company processes saliva specimens to identify individuals infected with the SARS-CoV-2 virus; the company’s clients include colleges/universities, K-12 schools, municipal and private employers. For individuals who are symptomatic or otherwise at risk of being infected, the company offers individual diagnostic testing services. For organizations, the company offers clinical screening services, generally utilizing a proprietary specimen pooling technology to reduce costs and minimize in-laboratory processing times. All specimens in a pool which screens “negative” are presumed negative; all specimens in a pool which screens “positive” are further tested on an individual diagnostic basis. Clinical results are available electronically for tested individuals and their respective organizations. To date, the company has processed over 2 million individual clinical specimens for its clients..

The company has received predominantly all of its revenue from COVID-19 products from state and local entities of New York State.

The Clarifi COVID-19 tests were all developed and validated in cooperation with SUNY Upstate Medical University, and each of Clarifi ASD and ClearEdge were developed and validated in cooperation with the SUNY Upstate Medical University and the Penn State College of Medicine. In the second quarter of 2021, the company became the sole owners of two laboratories, one located on the SUNY Upstate Syracuse campus and the other on SUNY Buffalo campus. On July 1, 2021, these two laboratories were certified under the Clinical Laboratory Improvement Amendment (Federal) / Clinic Laboratory Evaluation Program (New York State) (“CLIA/CLEP”).

For the cost of products sold the company not only includes the materials and shipping costs related to the products but also royalty expenses related to its products. For 2020 and 2021 the royalty payments predominately relate to the company’s exclusive license with The Research Foundation for The State University of New York for its COVID-19 products. Under the agreement the company pays a royalty of 50% of all net income (as defined in the license).

Results of Operations

Six months ended June 30, 2021 Compared to Six months ended June 30, 2020

Net Revenues

The company’s revenues consist of revenue derived from product sales, product assembly, testing services, grant revenues and licensing and maintenance services. The company’s total revenues for the six months ended June 30, 2021 (“Interim 2021”) were $27,765,230, an increase of $27,536,479 from total revenues of $228,751 for the six months ended June 30, 2020 (“Interim 2020”.) This increase is attributable to the company’s COVID initiatives, which accounts for $27,678,809 (including sales related to wastewater testing, Clarifi COVID-19 Test kit sales and product assembly services). Cost of products sold increased to $19,754,890 in Interim 2021, an increase of $18,951,951 from $802,939 in Interim 2020, primarily attributable to the sale of the COVID products, including royalty payments of $4,946,062, while there were no corresponding payments in Interim 2020. Accordingly, the company had gross profit of $8,010,340 in Interim 2021 compared with a gross loss of $574,188 in Interim 2020.

Operating Expenses

 Operating expenses in Interim 2021 were $4,277,624, compared to $2,612,293 in Interim 2020, an increase of $1,665,331. The increase primarily relates to the increase in employment related expenses, which includes employee benefits and taxes, salaries and wages and stock option compensation, which collectively increased by $1,297,981 to $3,440,077 in Interim 2021 from $2,142,096 in Interim 2020. The company had 64 employees at June 30, 2021 compared with 42 employees at June 30, 2020. Throughout 2021, the company retrained and reassigned many of its existing employees and hired additional experienced clinical laboratory professionals in order to service the company’s COVID-19 testing and products. The increase was partially offset by a $386,086 decrease in sales and marketing expense due to a decrease in spend related to Clarifi ASD, and a decrease in research and development expense of $157,917.

Net Income

The company had other expenses in Interim 2021 of $128,484 compared to other income of 622,561 in Interim 2020. The income in 2020 was primarily attributable to an EIDL advance grant and forgiveness of the company’s PPP loan, which the company recognized upon achieving the criteria, which totaled $765,600 in 2020. See “—Liquidity and Capital Resources.”

The company had an income tax expense in Interim 2021 of $1,010,352, compared with a benefit of $9,200 in Interim 2020.

As a result of the foregoing factors, the company had net income of $2,462,450 in Interim 2021 compared with a net loss of $3,230,153 in Interim 2020.

Liquidity and Capital Resources

As of June 30, 2021, the company’s cash and cash equivalents were $16,905,157. Historically, we had financed our operations primarily through the issuance of preferred stock, common stock, notes, debt, and research grants. In 2018, we converted our preferred stock into common stock. Beginning in September 2020, we began receiving revenues for our COVID testing and products. In line with sales for these products the company has increased its inventory, which were $6,334,889 as at June 30, 2021, and has an increased amount of accounts receivable, which were $4,093,464 as at June 30, 2021. The company’s current liabilities have correspondingly increased as well, specifically accounts payable, royalties payable and contract liabilities (which is advance consideration received from customers for our products) amounted to $3,171,370, $4,946,062 and $11,969,064, respectively, as at June 30, 2021.

We have devoted substantially all of our financial resources and efforts to (i) developing our molecular diagnostic technologies, identifying potential product candidates and conducting verification and validation testing and (ii) the development of diagnostic testing, screening and surveillance techniques for COVID-19 in individuals and wastewater. On August 15, 2020, the company completed a raise for common shares, for which the company raised $923,307 in total. On February 18, 2021, the company completed its most recent raise that started in September 2020. The company issued $416,628 in 6% Convertible Notes that mature on August 25, 2025, and as of June 30, 2021, the company recorded a $424,636 liability for these notes, including accrued interest.

The company has a line of credit with the borrowing capacity of $1,000,000 from Pathfinder Bank, at an interest rate of Bank Prime plus 1.375%. The line of credit had a balance of $0 and $500,000 at June 30th, 2021 and 2020, respectively. The line is secured by all the business assets of the company and certain of the personal assets of the CEO. On February 22, 2021, the company paid down the entire outstanding balance of the line of credit. The company also obtained a Small Business Administration Economic Injury Disaster loan (“EIDL”) in May 2020 at an interest rate of 3.75%, which is secured by all the business assets of the company, and as of June 30, 2021 has an outstanding balance of $157,807. In May 2020, the company received and a Paycheck Protection Program (“PPP”) loan of $755,600 which was forgiven in January 2021, and the company recognized the forgiveness in June of 2020. The company also has a loan from VEP Biotech Ltd, with a maturity date of October 2023, at an interest rate of 5%, with no required payment of principal or interest due until maturity. The outstanding balance as of June 30, 2021 and December 31, 2020 (including principal and interest) was $5,694,755 and $5,555,858, respectively.

Trends

Our epigenic diagnostic products

Quadrant started 2020 with sales of Clarifi ASD, having recently achieved regulatory approval for this test as an Laboratory Developed Test (“LDT”). However, not long after Clarifi ASD was introduced to the market, the world was besieged by the COVID-19 pandemic. Since that time, the ability to access healthcare providers was greatly restricted by social distancing mandates which, in turn, has limited our ability to introduce Clarifi ASD to potential customers. As a result of this serious impediment, our sales of the Clarifi ASD test were well below previous expectations.

During the pandemic, the company continued to implement its strategy to obtain broad insurance reimbursement for Clarifi ASD. Attaining a unique CPT® PLA code by the American Medical Association in 2020 was a major step toward this outcome. On September 21, 2020, the Centers for Medicare and Medicaid Services (“CMS”) released a preliminary payment rate determination of $1,755 for Clarifi ASD; this rate was finalized and became effective in January 2021.

In April 2021, the FDA designated Clarifi ASD a “Breakthrough Device”; the FDA Breakthrough Device Program is intended to help patients and health care providers receive more timely access to breakthrough technologies that have the potential to provide more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases or conditions.

With an aim to grow its domestic sales of Clarifi ASD, the company is refocusing and adapting its sales efforts to new market conditions, continuing to implement its insurance reimbursement strategy, and progressing toward In-Vitro Diagnostic (“IVD”) approval through the FDA’s Breakthrough Device Program.

In addition, the company has continued work in developing epigenetic diagnostic tests for mild traumatic brain injury (concussion) (“Clarifi TBI”).

Our COVID products

In March 2020, Quadrant made a decision to devote a majority of its resources to address the global COVID-19 pandemic in partnership with SUNY Upstate Medical University. We held a strong belief that our combined skills would benefit families and communities in a time of great uncertainty; at the time, the transmissibility, mortality and other health risks posed by the SARS-CoV-2 virus were largely unknown as was the true breadth of the pandemic.

As of September 26, 2021, the Clarifi COVID-19 test is sensitive to all SARS-CoV-2 Variants of Concern (“VOC”) and Variants of Interest (“VOI”) as defined by the U.S. Centers for Disease Control and Prevention (“CDC”). The company intends to continue to monitor the efficacy of the Clarifi COVID-19 Test as the CDC identifies new VOIs and VOCs; currently, the company plans to modify the assay if and when necessary. In addition to the detection of SARS-CoV-2, the company intends to expand this assay to include other respiratory pathogens such as Influenza A, Influenza B and Respiratory Syncytial Virus Infection (“RSV”).

Separately, the company has co-developed with SUNY Upstate Medical University a semi-quantitative assay to detect the relative titer of SARS-CoV-2 antibodies present in the saliva of individuals who have been vaccinated, previously infected or both. This test is currently under review by the New York State Department of Health.

Researchers at Quadrant and SUNY Upstate Medical University leveraged our collective expertise to develop non-invasive, highly accurate and scalable surveillance, screening and diagnostic solutions for individuals, organizations and policy makers. As a result, today we are involved in three significant COVID-19 projects addressing different ways to assess the presence and prevalence of COVID-19. We anticipate that we will be involved in COVID-19 surveillance, screening and diagnostic activities throughout 2021 and through the first half of 2022 as COVID-19 remains a significant threat to national and worldwide health.

To better serve our clients, in August 2020 Quadrant and SUNY Upstate Medical University built and have continuously operated a CLIA/CLEP high-complexity laboratory (Syracuse, NY) for high-throughput testing using the Clarifi COVID-19 Test and its pooled-saliva complement. In early 2021, Quadrant built and now operates a second CLIA/CLEP high-complexity laboratory (Buffalo, NY) for high-throughput COVID-19 testing. Since September 2020, these laboratories have seen significant increases in production volume: in March 2021 alone, these two labs processed saliva specimens for over 380,000 individuals. In the second quarter of 2021, Quadrant became the sole owner of both laboratories. While a significant portion of the available capacity for each of these labs is expected to be utilized for ongoing COVID-19 testing through 2021 and likely 2022, the company is developing plans to add additional molecular tests which best utilize the company’s genetic and epigenetic expertise, or which complement our product pipeline.

Quadrant continues to devote significant resources to the ongoing research, development and implementation of our COVID-19 initiatives; we anticipate that these products and services will be a significant part of our 2021 revenues.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

QUADRANT BIOSCIENCES INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Six Months Ended
June 30, 2021 and 2020
and balance sheet as of December 31, 2020

QUADRANT BIOSCIENCES INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

ASSETS
	June 30, 2021	December 31,
	(Unaudited)	2020
Current Assets:
Cash and cash equivalents	$16,905,157	$9,743,455
Accounts receivable, net of allowance for doubtful doutful accounts of $0 in 2021 and 2020	4,093,464	1,354,350
Prepaid expenses and other current assets	53,052	23,975
R&D tax credit receivable	-	188,117
NY tax credit receivable	-	34,550
Inventories	6,334,889	1,463,855
Total Current Assets	27,386,562	12,808,302

Furniture and Equipment:
Furniture & equipment	234,682	71,788
Less: accumulated depreciation	43,016	32,630
Total Furniture and Equipment, net	191,666	39,158

Other Assets:
Deferred tax asset	4,806,829	5,801,031
Right-of-use lease asset	154,451	56,703
Line of credit origination fees	17,099	17,099
Software as service	9,174,560	8,523,769
Less: accumulated amortization	2,428,940	2,106,229
Total Other Assets	11,723,999	12,292,373

Total Assets:	$39,302,227	$25,139,833

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 30, 2021	December 31,
	(Unaudited)	2020
Current Liabilities:
Accounts payable	$3,171,370	$1,207,732
Royalty payable	4,946,062	858,614
Contract liabilities	11,969,064	7,642,227
Pathfinder line of credit	-	403,996
Current portion lease liability	102,426	60,918
Accrued payroll and related liabilities	241,987	789,561
Accrued liabilities	-	21,026
Current portion of long-term debt	1,708	1,708
Total Current Liabilities	20,432,617	10,985,782

Long-Term Liabilities:
Lease liability, net of current portion	53,430	-
Note payable, net of current portion	6,275,490	5,707,571
Total Long Term Liabilities	6,328,920	5,707,571

Stockholders’ Equity:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized, 125,000,000 shares authorized, 88,965,194, 88,955,194 and 88,834,278 issued and outstanding, respectively	8,897	8,896
Additional paid in capital	28,439,999	26,808,240
Accumulated deficit	(15,908,206)	(18,370,656)
Total Stockholders’ Equity	12,540,690	8,446,480

Total Liabilities and Stockholders’ Equity	$39,302,227	$25,139,833

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Six Months Ended June 30,

	2021	2020
Revenues:
Product sales, net	$23,720,085	$10,190
Product assembly	1,656,340	-
Testing services	2,332,965	8,526
Grant revenue	55,840	191,968
Licensing and maintenance services	-	18,067
Total Revenues	27,765,230	228,751
Cost of Products Sold	19,754,890	802,939
Gross Profit	8,010,340	(574,188)
Sales and Marketing Expenses	71,847	457,933
Research and Development Costs	59,583	217,500
Selling and Administrative Expenses:
Charitable contributions	12,875	31,586
Depreciation and amortization	10,387	3,202
Employee benefits and taxes	403,213	231,154
Office expenses	321,275	66,792
Other expenses	61,940	43,860
Professional fees	269,923	219,953
Rent & lease expense	78,891	61,539
Salaries and wages	1,369,358	1,553,653
Stock option compensation	1,667,506	357,289
Travel	82,256	43,265
Total Selling and Administrative Expenses	4,277,624	2,612,293
Income (Loss) from Operations	3,601,286	(3,861,914)
Other (Expenses) Income:
PPP forgiveness	-	755,600
Other income	23,451	-
Interest income	1,698	1,911
Interest expense	(153,633)	(134,950)
Total Other (Expenses) Income	(128,484)	622,561
Net income (loss) before income tax	3,472,802	(3,239,353)
Income tax (expense) benefit	(1,010,352)	9,200
Net Income (Loss)	$2,462,450	$(3,230,153)
Per share data:
Basic income (loss), per common share	$0.03	$(0.04)
Diluted income (loss), per common share	0.02	(0.04)
Shares used in computing net income (loss) per common share:
Basic	88,961,824	88,563,905
Diluted	104,317,699	88,563,905

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

For the Six Months ended June 30, 2021 and 2020

	Common Shares	Common Stock Par Value	Additional Paid- in Capital	Accumulated Deficit	Total
Balance, January 1, 2020	87,932,825	$8,793	$22,680,362	$(20,102,708)	$2,586,447

Exercised stock options ($0.003 per share)	12,500	1	39	-	40
Issuance of common stock, at $2.50 per share	702,100	70	1,755,180	-	1,755,250
Issuance of common stock, at $3.00 per share	186,853	19	560,540	-	560,559
Stock option compensation	-	-	357,289	-	357,289
Stock issuance costs	-	-	(124,050)	-	(124,050)
Net loss	-	-	-	(3,230,153)	(3,230,153)

Balance, June 30, 2020	88,834,278	$8,883	$25,229,360	$(23,332,861)	$1,905,382

Balance, January 1, 2021	88,955,194	$8,896	$26,808,240	$(18,370,656)	$8,446,480

Exercised stock options ($0.003 per share)	10,000	1	31	-	32
Stock option compensation	-	-	1,667,506	-	1,667,506
Stock issuance costs	-	-	(35,778)	-	(35,778)
Net income	-	-	-	2,462,450	2,462,450

Balance, June 30, 2021	88,965,194	$8,897	$28,439,999	$(15,908,206)	$12,540,690

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Six Months ended June 30,

	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$2,462,450	$(3,230,153)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	333,098	764,552
Employee stock option compensation	1,667,506	357,289
Deferred tax expense	994,202	-
Forgiveness of PPP loan	-	(755,600)
Changes in income tax credits receivable	222,667	216,524
Changes in accounts receivable	(2,739,114)	(25,110)
Changes in accounts payable	1,963,638	239,059
Changes in royalty payable	4,087,448	-
Changes in contract liabilities	4,326,837	(10,898)
Changes in accrued interest	152,391	132,203
Changes in inventories	(4,871,034)	(63,310)
Changes in right-of-use lease asset	(97,748)	39,581
Changes in lease liability	94,938	(40,284)
Changes in prepaid expenses and other current assets	(29,077)	14,315
Changes in accrued payroll and related liabilities	(547,574)	241,083
Changes in accrued liabilities	(21,026)	(76,439)
Cash Provided by (Used in) Operating Activities	7,999,602	(2,197,188)

Cash Flows from Investing Activities:
Cash paid for purchases of fixed assets	(162,895)	-
Payments of software development costs	(650,791)	(1,607,988)
Cash Used in Investing Activities	(813,686)	(1,607,988)

Cash Flows from Financing Activities:
(Payments)/proceeds from line of credit	(403,996)	500,000
Proceeds from PPP loan	-	757,136
Proceeds from convertible debt	415,528	-
Proceeds from SBA EIDL	-	159,900
Proceeds from sale of stock and exercise of options, net of issuance costs	(35,746)	2,191,799
Cash (Used in) Provided by Financing Activities	(24,214)	3,608,835

Net Change in Cash:	7,161,702	(196,341)
Cash, beginning of period	9,743,455	1,289,474
Cash, end of period	$16,905,157	$1,093,133

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$4,025	$8,112
Income taxes	14,626	920

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Six Months ended June 30, 2021 and 2020

A.	Summary of Significant Accounting Policies:

1.	Quadrant Biosciences Inc. (“the Company”,”Quadrant”) is an epigenetic diagnostic company with a focus on the early detection of neurological disorders and other large-scale health issues. The Company operates primarily in the United States. Markets served include the healthcare, educational institution, and sports management fields.

The Company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Quadrant Biosciences Inc. is the parent company and owns 100% of its subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, Quadrant Biosciences Canada Ltd, and Quadrant Laboratories LLC.

Motion Intelligence LLC is a wholly owned subsidiary which sells ClearEdge toolkits to end users utilizing distributors and agents.

Quadrant Epigenetics LLC is a wholly owned subsidiary which will record revenue from epigenetic activities.

Quadrant IP Holdings LLC is a wholly owned subsidiary which houses the Company’s patents.

Quadrant Vision Technologies LLC is a wholly owned subsidiary created to partner with a health provider.

Quadrant Viral Testing LLC is a wholly owned subsidiary created to sell the wastewater testing services and the Clarifi COVID-19 individual test kit to CLIA approved laboratories.

Quadrant Biosciences Canada Ltd is a wholly owned subsidiary created to pay an employee residing in Canada.

Quadrant Laboratories LLC is a wholly owned subsidiary, which, operates and administers clinical laboratories in which diagnostic medical testing and related commercial activities are conducted.

2.	Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, Quadrant Biosciences Canada, Ltd, and Quadrant Laboratories LLC. All intercompany balances and transactions have been eliminated in consolidation.

3.	Cash – For the purposes of cash flow disclosures, cash is defined as cash deposited in financial institutions and any investments that mature within three months or less from the initial purchase date.

4.	Furniture and Equipment – Furniture and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized. Depreciation expense is included in selling and administrative expenses. Depreciation expense for the six months ended June 30, 2021 and 2020 was $10,387 and $3,202, respectively.

5.	Inventories – Inventories are stated at the lower of cost or market using the average cost method or net realizable value. Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of completion, disposal and transportation.

6.	Accrued Vacation – Employees are eligible to receive 80 hours paid vacation time after one year of service, after three years of service eligible employees will receive 120 hours paid vacation. The vacation policy is a use it or lose it policy.

7.	Royalty Payable – The Company has an exclusive license with The Research Foundation for The State University of New York for a COVID-19 Saliva Diagnostic. The Company shall pay to the Foundation a royalty of 50% of all net income as defined in the agreement. Net income is defined as gross revenue received by the Company and its affiliates from third party customers, less, sales tax or duties actually paid, transportation costs actually paid, amounts credited or returned, cost of goods sold, commissions paid to sales representatives, patent costs paid by the Company, and product liability insurance premiums covering the licensed product. As of June 30, 2021 and December 31, 2020 the amount owed for royalty payments was $4,946,062 and $858,614, respectively. Royalty expense is included in cost of products sold. For the periods ended June 30, 2021 and 2020 the expense was $4,946,062 and $0, respectively.

8.	Income Taxes – The Company accounts for income taxes under FASB ASC 740-10. Deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets and liabilities. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized. See Note G.

The Company follows FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company determined it has no uncertain tax positions and therefore no amounts are recorded.

The Company is a certified Start-Up New York business. As such the Company is exempt from New York franchise tax for 10 years due to their Start-Up New York locations.

9.	Research and Development Expenditures – Research and development expenditures of $59,583 and $217,500 for the six months ended June 30, 2021 and 2020, respectively, were expensed as incurred.

10.	Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on an ongoing basis. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Presently no allowance has been established for potential losses. The Company does not have any off-balance-sheet credit exposure related to its customers.

11.	Other Assets – Line of credit origination fees of $17,099, net of accumulated amortization of $17,099 at June 30, 2021 and December 31, 2020, respectively, are being amortized on a straight-line basis over the expected term of the loan, which is 24 months. Amortization expense for the line of credit origination fees for the six months ended June 30, 2021 and 2020 was $0, respectively.

12.	Concentration of Business Risk – In 2021 and 2020, all of the Company’s Clarifi ASD inventory was purchased from two vendors and held by another two vendors. In 2021, 99% of inventory purchases were from a single vendor for Clarifi Covid-19 and Wastewater. In 2021 97% of test kit sales, 100% of product assembly, and 100% of testing revenue were to one customer.

13.	Advertising – The Company expenses all advertising costs. Advertising expenses totaled $35,787 and $448,575 for the six months ended June 30, 2021 and 2020, respectively.

14.	Sales Tax – Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects the required sales tax from customers and remits the entire amount to the respective states. The Company’s policy is to exclude the tax collected and remitted from revenues and expenses and record a liability for the tax at the time of invoicing.

15.	Stock-Based Compensation – The Company is accounting for stock options under the provisions of ASC 718 Stock Compensation. For options granted in 2021 and 2020, compensation expense is recognized over the requisite service periods of the option agreements based on their fair value computed under Black-Scholes option-pricing model. See Note F.

16.	Estimates and Assumptions – Management of the Company uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

17.	Shipping Costs – Shipping costs are included in cost of goods sold.

18.	Grant Revenue – The Company evaluates terms and conditions of individual grants to determine whether they meet the characteristics of an exchange transaction or a nonexchange transaction. Revenue from grants that are determined to be exchange transactions are recognized according to ASC 606. Revenue from grants that are nonexchange transactions are recognized over the period of performance, to match the revenue with the related expenses in a systematic manner. The Company recognized revenue on a grant from National Institute of Mental Health (NIH), which was classified as a nonexchange transaction, of $55,840 and $191,968 for the six months ended June 30, 2021 and 2020, respectively.

19.	Earnings Per Share – The Company presents basic earnings per share (“EPS”), computed based on the weighted average number of common shares outstanding for the period, and when applicable diluted EPS, which gives the effect to all dilutive potential shares outstanding (i.e. options) during the period after restatement for any stock dividends. Income or loss used in the EPS calculation is net income or loss for each period. There are outstanding dilutive stock options for the six months ended June 30, 2021 of 15,355,875. The dilutive options for 2021 have been included in the EPS calculation and have not been included for 2020 due to being antidilutive.

20.	Impairment of Long-Lived Assets – The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets.

21.	Software – In accordance with authoritative accounting guidance, costs related to the development of internal use software are evaluated based upon the development stage of the software and expensed or capitalized based upon this evaluation.

Expenses are reviewed on a quarterly basis for inclusion in the software as service capitalization and include but are not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects. The capitalized costs are amortized over the estimated lives of the products, which is generally three years. See Note E.

22.	Leases – The Company has recognized right-of-use assets and lease liabilities resulting from operating leases where the Company is the lessee, as described in Note C. The Company has made an accounting policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less.

23.	Revenue from Contracts with Customers – All of the Company’s revenue from contracts with customers are in the scope of ASC 606 and are included in revenues on the Consolidated Statements of Operations. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales discounts. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. No incremental contract costs are incurred in obtaining contracts.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note B.

24.	Related Party Transactions – The Company rents certain operating premises from a related party, as explained in Note C.

B.	Revenue from Contracts with Customers:

Performance Obligations and Significant Judgments

The following is a description of the Company’s performance obligations from contracts with customers accounted for under ASC 606:

Credits provided as incentives on ClearEdge toolkit sales – At times, the Company provided credits to certain customers who purchased ClearEdge toolkits to be redeemed for future testing services. The Company allocated a portion of the consideration received from the toolkit sales to these credits based on the observable stand-alone selling price of $1 per credit and allocated the remaining consideration to the toolkit using the residual approach as an estimate of the toolkit’s stand-alone selling price. The amount allocated to the credits was deferred in contract liabilities on the Consolidated Balance Sheet and was recognized as revenue when the credits were redeemed for testing services. Revenue was recognized in net product sales. All credits were redeemed as of December 31, 2020.

Testing services – Testing services consist of diagnostic tests and assessments performed by the Company using its Clarifi COVID-19 Saliva Test in a CLIA laboratory and its ClearEdge technology. The Company recognizes revenue at the time the service is provided. Customers typically prepay for testing services. ClearEdge customers prepay for testing services by purchasing credits to be redeemed for future testing services. The revenues are deferred in contract liabilities on the Consolidated Balance Sheet and recognized as testing services revenue at the time of performance.

Licensing services – Licensing services consist of a license granted to end users in order to access the ClearEdge network, including its database of test results, via the communications interface incorporated into the toolkit. Revenue is recognized on a monthly basis after the month of licensing services are complete. The Company stopped performing licensing services in October 2020.

Maintenance services – Maintenance services consist of an agreement to replace a customer’s toolkit with a replacement unit if the equipment fails to operate in accordance with its performance specifications during the term of the agreement due to ordinary wear and tear or accidental damage. The plan is limited to one replacement unit in any 12 - month period and a new unit after 5 years. Revenue is recognized on a monthly basis after the month of maintenance services are complete. The Company stopped performing maintenance services in October 2020.

Clarifi ASD tests – In 2019, the Company launched Clarifi, a new clinically-validated saliva test aiding in the diagnosis of autism spectrum disorder. The Company recognizes revenue at the time the test results are delivered to the customer. Customers prepay for the test upon submitting the saliva sample. The payments are deferred in contract liabilities on the Consolidated Balance Sheet and recognized in net product sales at the time of performance. In 2021, Clarifi ASD tests were temporarily removed from the market due to the Company’s concentration in COVID-19 testing products and services.

Wastewater testing – In 2020, the Company began offering testing services to analyze wastewater across NYS for the COVID-19 virus. The Company recognizes revenue in net product sales at the time the test results are delivered to the customer. Customers are invoiced for these services upon delivery of test results and recorded in accounts receivable until payment is received.

Clarifi COVID-19 test kit sales – In 2020, the Company, along with SUNY Upstate, developed a saliva test to detect the COVID-19 virus. The Company recognizes revenue at the time the test kits are shipped to the customer. Customers prepay for the test kits at the time of order. The payments are deferred in contract liabilities on the Consolidated Balance Sheet and recognized in net product sales at the time of performance. For test kits sold to camps, the Company recognizes one-third of revenue when testing swabs are shipped to the camp and the remaining two-thirds of revenue as test results are delivered.

Product assembly services – At times, the Company provides assembly services for Clarifi COVID-19 test kits for a separate fee. The Company recognizes revenue in product assembly revenue at the time the test kits are shipped to the customer. Customers are invoiced for these services upon shipment of test kits and recorded in accounts receivable until payment is received.

Disaggregation of Revenues

The following table presents the Company’s sources of net revenues, disaggregated by major product and service lines, and timing of revenue recognition for the six months ended June 30,

Major products/service lines	06/30/21	06/30/20
Clarifi ASD Tests	$989	$10,190
Testing services run on ClearEdge platform	11,525	8,526
Lab testing revenue	2,321,440	-
Licensing and maintenance services	-	18,067
Wastewater testing	333,439	-
Clarifi COVID-19 test kit sales	23,385,657	-
Product assembly services	1,656,340	-
	$27,709,390	$36,783

Timing of revenue recognition	06/30/21	06/30/20
Transferred at a point in time	$27,698,390	$18,716
Transferred over time	11,000	18,067
	$27,709,390	$36,783

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers as of June 30,

	06/30/21	06/30/20
Receivables, which are included in "Accounts Receivable"	$4,068,545	$-

Contract liabilities	11,969,064	58,758

Full payment on toolkits is due at the time of shipment, full payment on wastewater tests is due at the time of delivery of test results, and full payment on product assembly services is due at the time of shipment of test kits. Receivables represent the Company’s unconditional rights to such consideration.

Contract liabilities represent advance consideration received from customers for ClearEdge test runs, Clarifi ASD tests, and Clarifi COVID-19 test kit sales. Customers typically prepay for test runs, ASD tests, and COVID-19 test kit sales. At the time of payment for ClearEdge test runs, such customers receive credits to use at their discretion.

Significant changes in the contract liabilities balances during the period are as follows:

	06/30/21	06/30/20
Revenue recognized that was included in the contract liability balance at the beginning of the period.	$7,639,560	$11,887

Decreases due to cash received, excluding amounts recognized as revenue during the period.	(4,338,826)	(10,898)

Allocation of Transaction Price to Remaining Performance Obligations

Estimated revenues expected to be recognized in the future relating to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2021 and 2020 are $11,969,064 and $58,758, respectively. Unsatisfied (or partially satisfied) performance obligations mainly consist of prepayments from SUNY Upstate for Clarifi COVID-19 test kits. The Company recognized all of the revenue from remaining performance obligations as of June 30, 2020 in 2021 and expects to recognize all revenue from remaining performance obligations as of June 30, 2021 in 2021 and 2022.

C.	Operating Lease Commitments:

The Company has entered into a number of lease arrangements. Specifically, operating leases for office space have been entered into in Syracuse, NY, Buffalo, NY, and San Antonio, TX.

In addition, the Company has elected the short-term lease practical expedient related to office space rentals. Two of the Company’s office space leases include optional renewal periods. The Company does not consider these additional renewal periods to be reasonably certain of being exercised, as comparable locations could be identified within the same trade areas for comparable lease rates.

The provisions of the Company’s leases include both fixed rental payments and lease payments that increase at pre-determined dates. While the majority of the Company’s leases are gross leases, there is a lease where separate payments are made to the lessor based on the pro-rata share of operating expenses including real property taxes, insurance and common area maintenance expenses. The Company has elected the practical expedient not to separate lease and non-lease components for all office space leases.

During the six months ended June 30, 2021 and 2020, rent expenses were recognized associated with operating leases as fixed rent expense of $78,891 and $61,539 respectively.

Amounts recognized as right-of-use assets related to operating leases are included in other assets, while related lease liabilities are shown as current liabilities and long-term debt. As of June 30, 2021 and December 31, 2020, right-of-use assets and lease liabilities relating to operating leases were as follows:

	06/30/21	12/31/20
Operating lease right-of-use assets	$154,451	$56,703
Operating lease liabilities
Current portion of long-term lease liability	102,426	60,918
Long-term lease liability	53,430	-

During the six months ended June 30, 2021 and 2020, the Company had the following cash and non-cash activities associated with operating leases:

	06/30/21	06/30/20
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$74,838	$43,791

No non-cash activity during the period

The future minimum annual payments due under operating leases as of June 30, 2021 are as follows:

2021	$68,466
2022	84,713
2023	14,119
$167,298

As of June 30, 2021 and December 31, 2020, the weighted-average remaining lease term for all operating leases is 1.45 and 0.75 years, respectively.

Because the Company does not have access to the rate implicit in the lease, the incremental borrowing rate is utilized as the discount rate. The weighted average discount rate associated with operating leases as of June 30, 2021 and December 31, 2020 is 3.44% and 4.51%, respectively.

D.           Inventories:

Inventories consisted of the following:

	06/30/21	12/31/20
Clarifi ASD
Testing supplies	$-	$124,985

Clarifi COVID-19
Testing supplies	3,500,366	925,448
Inventory in transit	2,788,031	302,368

Wastewater
Testing supplies	46,492	111,054
	$6,334,889	$1,463,855

E.            Software as Service:

The Company capitalized software costs of $650,791 and $1,607,988 for the six months ended June 30, 2021 and 2020, respectively.

The Company amortized $322,711 and $761,350 of capitalized costs for the six months ended June 30, 2021 and 2020, respectively. The Company has software development costs of $4,650,033 for which amortization has not started as the software has not yet been placed in service for the six months ended June 30, 2021. Amortization expense is included in cost of goods sold. Future amortization for assets placed in service will be $6,833 in 2021 and $0 subsequently, until software is placed into service or back into service.

F.            Stock Option Plan:

Under the Company’s 2016 Equity Incentive Plan (the Plan), the Company, at the discretion of the board of directors, may issue stock awards for shares of the Company’s common stock. The board may, in its discretion, determine restrictions and conditions on the exercisability of the stock options and stock purchase rights. No option shall be exercisable after expiration of ten years from the date it was granted. Shares issued for exercised options are newly-issued from shares authorized.

The price of common stock covered by any option granted under the Plan shall be determined by the board at the time such option is granted, provided, however, that in the case of incentive stock options the option price shall not be less than the fair market value of the common stock on the date of grant. No options have been granted for less than 100% of the fair market value of common shares at the date of option grant. Vesting periods for these awards generally range from under one year to three years. The fair value of the awards is determined and fixed on the grant date based on the Company’s most recent stock valuation report. The stock valuation report is a 409A estimation of fair value report prepared by a qualified outside party. The traditional valuation techniques and methodologies used in determining the fair market value included market, income and cost valuation approaches. Changes in the assumptions made in the valuation may contribute to significant changes in the fair market value of the underlying stock during the period. This estimation of fair value is considered highly complex and subjective.

The Company’s calculation for the stock awards under its stock-based compensation arrangements was made using the Black-Scholes option-pricing model with the following assumptions:

	06/30/21	06/30/20
Dividend yield	0%	0%
Volatility	60.00%	50.00%
Discount rate	0.27%	3.03%
Expected life (years)	5.77	5.77
Fair value of common stock per share	$3.00	$1.25
Expected rate of forfeitures	0.00%	0.00%

Management’s policy is to account for forfeitures as they occur. Total compensation cost related to nonvested awards not yet recognized is $4,872,796 as of June 30, 2021. It is expected to be recognized over the weighted-average period of 1.09 years. Stock option compensation of $1,667,506 and $357,289 was recognized for the six months ending June 30, 2021 and 2020, respectively.

A summary of the status of the Company’s stock option plan as of June 30, 2021 is presented below:

Fixed Options	Shares	Weighted Average Exercise Price
December 31, 2019	26,322,690	$0.277
Forfeited	(1,381,157)	0.368
Exercised	(12,500)	0.003
June 30, 2020	24,929,033	0.423
December 31, 2020	29,089,600	0.456
Granted	575,000
Forfeited	(1,810,266)	0.437
Exercised	(10,000)	0.003
June 30, 2021	27,844,334	0.457

Exerciseable:
June 30, 2021	23,385,289

Weighted average fair value of options
granted in 2021	$3.00

G.	Income Taxes:

The components of the (expense) benefit for income taxes in the accompanying consolidated statements of operations are as follows:

	06/30/21	06/30/20
Current:
Federal	$-	$-
State	-	9,200
	-	9,200
Deferred:
Federal	(710,989)	-
State	(299,363)	-
	(1,010,352)	-
Tax (expense) benefit	$(1,010,352)	$9,200

The components of the (expense) benefit for income taxes differs from the amount that would result from applying the federal statutory rate for the six months ended June 30, 2021 and 2020 as follows:

	06/30/21		06/30/20
	Amount	%	Amount	%
Statutory tax rate	$623,000	25.3%	$(879,293)	21.0%
Valuation allowance change	-	0.0%	802,436	-19.2%
Permanent differences	387,352	15.7%	76,857	-1.8%
	$1,010,352	41.0%	$-	0%

The temporary differences which give rise to deferred tax assets and (liabilities) at June 30, 2021 and December 31, 2020 are as follows:

	06/30/21	12/31/20
Accelerated depreciation	$(5,259)	$(2,694)
Other assets	(1,895,268)	(1,802,164)
Charitable contribution carryovers	83,134	168,464
Stock option compensation	620,419	550,146
Research and development tax credit carryforward	307,958	243,367
NOL carryforward	5,695,845	6,643,912
Valuation allowance	-	-
Net deferred tax position	$4,806,829	$5,801,031

The decrease in the valuation allowance was approximately $0 and $5,016,000 for the periods ended June 30, 2021 and December 31, 2020, respectively.

As required by FASB ASC 740 the Company has evaluated the positive and negative evidence bearing upon the realization of its net deferred tax assets. The Company has determined that, at this time, it is more likely than not that the Company will realize all of the benefits of federal and state net deferred tax assets, and, as a result, the established valuation allowance was removed. The research and development tax credit carryforwards and NOL carryforwards generated through June 30, 2021, of approximately $308,000 and $21,240,000, respectively, expire at various times through 2038.

Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2017 through December 31, 2020. The Company has no uncertain tax positions. As of June 30, 2021 and December 31, 2020 there is no accrual for interest or penalties related to uncertain tax positions.

H.	Pension Plan:

The Company utilizes the Pinnacle Employee Services, LLC 401(k) and Profit Sharing plan, as all employees of Quadrant Biosciences Inc. are provided through Pinnacle Employee Services, LLC. All employees are eligible to participate. Employees receive a 3% non-elective company contribution after 90 days of employment. Company contributions totaled $45,899 and $36,986 for the six months ended June 30, 2021 and 2020, respectively.

I.	Line of Credit:

In November 2017, the Company obtained a line of credit with a borrowing capacity of $1,000,000, at an interest rate of Bank Prime plus 1.375%. The interest rate at June 30, 2021 and December 31, 2020 was 5.375%, respectively. The line of credit had a balance at June 30, 2021 and December 31, 2020 of $0 and $403,996, respectively.

This line of credit was secured by all the business assets of the Company and certain of the personal assets of Richard Uhlig, the Company’s Chairman and CEO. As compensation, Richard Uhlig received 6,480,683 stock options in 2018 with a value of $1,555,364 based on the Black-Scholes model calculation.

J.	Paycheck Protection Plan Loan:

During April 2020, the Company applied for and received a Paycheck Protection Program Loan of $755,600 as created by the C.A.R.E.S Act and an EIDL advance grant of $10,000. The loan has an interest rate of 1%, a maturity date of 2 years, and loan payments are deferred for six months. The loan is eligible for forgiveness based on the employer maintaining or quickly rehiring employees and maintaining salary levels.

The AICPA has issued TQA 3200.18 outlining treatment options of the PPP loan by nongovernmental entities, and the Staff of the Office of the Chief Accountant of the SEC have indicated they would not object to an SEC registrant accounting for a PPP loan under either option. These options include treating the amount as a loan in accordance with FASB ASC 470 and accruing interest in accordance with FASB ASC 835-30, or as a government grant by analogy to International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance.

The Company has elected to treat the PPP loan as a government grant under IAS 20 utilizing the option provided by AICPA TQA 3200.18. Under this treatment, income is recognized as the funds are spent. All funds from the PPP loan were spent as of June 30, 2020.

The Company applied for and received forgiveness of the entire loan in January 2021.

K.	Long-Term Debt:

Long-term debt consists of the following as of June 30, 2021 and December 31, 2020:

	06/30/21	12/31/20
Loan from VEP Biotech Ltd, with a maturity date of October 2023, an interest rate of 5%, and no required payment of principal or interest until maturity.	$5,694,755	$5,555,858
Convertible debt, with a maturity date of August 2025, and interest rate of 6% and no required payment of principal or interest until maturity or conversion.	424,636	-
SBA Economic Injury Disaster loan, with a maturity date of May 2050, an interest rate of 3.75%, and payments of $731 beginning in May 2021.	157,807	153,421
	6,277,198	5,709,279
Less: current portion	1,708	1,708
	$6,275,490	$5,707,571

Future minimum annual debt payments are as follows:

2021	$1,708
2022	3,061
2023	5,697,933
2024	3,284
2025 and after	571,212
$6,277,198

Accrued interest included in the outstanding loan balance due VEP Biotech, Ltd., was $694,755 and $555,858 for the periods ending June 30, 2021 and December 31, 2020, respectively. Accrued interest included in the outstanding loan balance due to the SBA was $9,515 and $3,421 for the periods ending June 30, 2021 and December 31, 2020.

L.	Concentration of Credit Risk:

The Company may, at times, have cash on deposit in financial institutions in excess of FDIC or NCUA insured amounts.

M.	Reclassification:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes in order to conform with the presentation in the current year consolidated financial statements.

N.	Industry Segment Data

The Company’s primary business segments involve the operation of Quadrant Biosciences Inc and Quadrant Viral Testing LLC. Quadrant Biosciences Inc researches, designs, and develops technological tools to identify epigenetic and functional disorders resulting from neurodegeneration and brain trauma and pooled saliva detection services for the coronavirus disease. Quadrant Viral Testing LLC sells COVID-19 testing kits to certified laboratories, performs lab work, and sells and operates wastewater detection services for coronavirus disease.

O.	Legal Matters:

None.

P.	Risks and Uncertainties:

Due to the uncertainties created by COVID-19, including the mandated temporary work stoppage in many sectors and imposing limitations on travel and size and duration ofgrouping meetings, the Company took actions to limit and mitigate the financial impact. Based on these uncertainties, the Company reduced salaries ranging from 10-75% during 2020, which have since been restored during 2021.

The Company also applied for and received relief from Federal stimulus programs, including the Paycheck Protection Program, and the Economic Injury Disaster Loan program.

Q.	Subsequent Events:

On July 1, 2021, Quadrant Laboratories, LLC received CLIA Accreditation and NY State Department of Health CLEP Permits for its two laboratories located in Syracuse and Buffalo, New York. These laboratories will be performing all the Company’s COVID-19 testing going forward along with any future tests that the Company develops or other third-party tests that it decides to perform. The Company will no longer be using third-party laboratories to perform tests unless demand exceeds the capacity of the laboratories. The Company has also contracted with a third-party Medical Billing company that will provide billing services for the laboratories.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended (1)

2.2	Bylaws (1)

6.1	2016 Equity Incentive Plan (1)

6.2	Amended and Restated Stockholders’ Agreement (1)

6.3	Laboratory Services Agreement between Admera Health LLC and the company dated July 13, 2018 (1)

6.4	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Autism Spectrum Disorder) dated April 5, 2018 (1)

6.5	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Traumatic Brain Injury) dated April 5, 2018 (1)

6.6	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Parkinson’s Disease) dated April 5, 2018 (1)

6.7	Exclusive License Agreement between the Research Foundation for The State University of New York and Quadrant Biosciences Inc.(COVID-19 Saliva Diagnostic) dated August 7, 2020 (2)

(1)   Filed as an exhibit to the Quadrant Biosciences Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11155)

(2)   Filed as an exhibit to the Quadrant Biosciences Inc. Regulation A Offering Statement on Form 1-U (Commission File No. 24R-00291)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, New York, on September 28, 2021.

QUADRANT BIOSCIENCES INC.

By	/s/ Richard Uhlig
Name: Richard Uhlig
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Uhlig	Date: September 28, 2021
Richard Uhlig
Chief Executive Officer

/s/ Richard Bongo	Date: September 28, 2021
Richard Bongo
Chief Financial Officer, Principal Accounting Officer